

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2015

<u>Via E-mail</u>
Timothy G. Wallace
President
Community Healthcare Trust Incorporated
Suite 106
354 Cool Springs Blvd.
Franklin, Tennessee 37067

> **Re:** **Community Healthcare Trust Incorporated**
> **Registration Statement on Form S-11**
> **Filed April 2, 2015**
> **File No. 333-203210**

Dear Mr. Wallace:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 18, 2015 letter.

<u>Distribution Policy, page 57</u>

1. We note your response to comments 5 and 6. Consistent with your response, please revise to clarify why you have not included the adjustments referenced in those comments and the reason for the omission.

2. We note your response to comments 5 and 6. We note that 19 leases are scheduled to expire in 2016, which represents 26.2% of your revenue. Please tell us what percentage of your total annualized lease revenue will expire in each of the quarters in 2016.

3. We note your response to comments 5 and 6 and that based on management's historical experience and initial conversations with tenants, you anticipate that most of this space will be renewed with minimal tenant improvements or leasing commissions. To the

extent that the leases expiring in the next 12 months would have a material impact on your Estimated Cash Available for Distributions, please tell us how your assumption that most of the leases expiring in the next 12 months will be renewed is consistent with the 3-year historical retention rate for these properties. Additionally, to the extent material, please quantify for us your historical experience with respect to incurring tenant improvements or leasing commission for renewing leases at these properties. We may have further comment.

4. We note your response to our comment 5 that existing owners expended only a minimal amount of capital expenditures during 2014 and that you expect that the Company will be responsible for minimal recurring capital expenditures, if any. Please tell us the amount of capital expenditures that were incurred during 2014. Further, please provide us with the three year historical average of recurring capital expenditures for these properties. We may have further comment.

5. It appears from the disclosure in the first paragraph on page 58 that the calculation of estimated CAD includes recurring capital expenditures. Please revise to clarify how your calculation reflects those expenditures.

6. Please tell us why you refer to FFO in footnote (1) to the table on page 58 given that it is not presented in your calculation of estimated CAD.

7. We note your response to comment 7. Please further revise the line item 'Estimated cash available for distribution for the year ended December 31, 2014' to refer to it 'as adjusted.'

8. We note your disclosure in footnote (1) on page 58 that states cash available for distribution is intended to measure a REIT's cash flow generated by operations and available to pay dividends. Please tell us if you intend to present CAD in future filings. If so, please note if you view CAD as a liquidity measure, it should be reconciled to a comparable GAAP liquidity measure. If you do not intend to present CAD in future filings, please tell us the purpose of including the discussion of CAD in this footnote. We note that estimated CAD for purposes of the Dividend Policy section indicates that estimated CAD is not a liquidity measure, but it appears that you view CAD as a liquidity measure. Please tell us how you were able to determine that estimated CAD is not a liquidity measure but CAD is a liquidity measure.

Financial Statements

Unaudited Pro Forma Consolidated Financial Statements, page F-3

9. We note your revisions to your Rule 3-14 financial statements indicate that certain amounts in rental revenue include operating expense recoveries. Please revise your Pro

Forma Consolidated Statement of Income and your Rule 3-14 financial statements to disaggregate rental income and operating expense recoveries.

10. We note your response to comment 19. As previously requested, please revise to include a column reflecting the historical result of operations of the Initial Properties separate from pro forma adjustments resulting from business combination accounting and other assumptions. For example, as indicated in your response to comment 5, renewals and replacements of leases that expired during the past 12 months have been reflected in the pro forma calculation; thus, your adjustment (5) for rental income should be disaggregated based on historical rental income and adjustments to historical rental income. Your revision to your filing should include your basis for any adjustments to historical amounts.

11. We note your response to comment 22. Please tell us how you considered the tenant improvements, if any, in your allocation of the purchase price.

12. We note your response to comment 23. Please revise to clarify that you are not giving effect to the credit facility because you have not received commitments from any lenders consistent with your response to comment 11 and disclosure on page 68.

13. We note your response to comment 25. Please expand footnote (7) to disclose the range of amortization periods and average amortization period for intangible assets.

14. We note your response to comment 26 and your revision to footnote (8). We note that this adjustment gives effect to the expected incremental costs of being a public company, certain components of the adjustment for general and administrative expenses are based on estimates and management's prior experience managing a public REIT, and anticipated property visits. The above items do not appear to be factually supportable. Accordingly, please revise to exclude the expenses that are not factually supportable. However, you may disclose your estimate of the items that are not factually supportable in a footnote.

Community Healthcare Trust Incorporated Consolidated Financial Statements

Notes to Consolidated Financial Statements

Purchase of Investment Properties, page F-16

15. We note your response to comment 27 and your revision to Note 3 on page F-17. Please revise to clarify how you determine if the intangible should include any fixed rate renewal options.

16. We note your response to comment 29. We await the inclusion of audited Regulation S-X Rule 3-14 financial statements for Provena Medical Center for the three months ended

March 31, 2015 in your next amendment to the registration statement. We refer you to the letter of the Division of Corporation Finance, Chief Accountant's Office, dated March 31, 2015 in response to your Rule 3-14 waiver request.

Exhibits

17. We note that you have entered into purchase agreements to acquire the Initial Portfolio. Please include these agreements as exhibits to the registration statement or tell us why you believe they are not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Jennifer Monick, Senior Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc: Tonya Mitchem Grindon, Esq.